EXHIBIT 21.1 – SUBSIDIARIES OF J & J SNACK FOODS CORP.

Place of Incorporation
J & J Snack Foods Investment Corp.	Delaware

The ICEE Company	Delaware

J & J Snack Foods Corp. of California	California

J & J Snack Foods Corp./Midwest	Illinois

J & J Snack Foods Corp./Mia	Pennsylvania

J & J Snack Foods Corp. of Pennsylvania	Pennsylvania

J & J Snack Foods Sales Corp.	New Jersey

J & J Snack Foods Transport Corp.	New Jersey

ICEE-Canada, Inc.	Canada

ICEE de Mexico, S.A. De C.V.	Mexico

J & J Restaurant Group, LLC	New Jersey

Bakers Best Snack Food Corp.	Pennsylvania

Pretzels, Inc.	Texas

Federal Pretzel Baking Company, LLC	Pennsylvania

Country Home Bakers, LLC	Georgia

ICEE of Hawaii, Inc.	Hawaii

DADDY RAY’S, Inc.	Missouri

Hom/Ade Foods, Inc.	Florida